NO ACT

DC
PE
2-5-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041686

Received SEC
MAR 0 3 2008
Washington, DC 20549

March 3, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/3/2008

Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

Re: McDonald's Corporation
Incoming letter dated February 5, 2008

Dear Mr. Levin:

This is in response to your letter dated February 5, 2008 concerning the shareholder proposal you submitted to McDonald's. On January 28, 2008, we issued our response expressing our informal view that McDonald's could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

PROCESSED
MAR 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Thomas J. Kim
Chief Counsel

cc: Gloria Santona
Executive Vice President, General Counsel
and Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

[redacted]

From: CFLETTERS
Sent: Tuesday, February 05, 2008 5:28 PM
To: [redacted]
Cc: [redacted]
Subject: FW: McDonald's Corporation

From: Michael Levin [mailto:m.levin@comcast.net]
Sent: Tuesday, February 05, 2008 5:16 PM
To: CFLETTERS
Cc: gloria.santona@us.mcd.com
Subject: Re: McDonald's Corporation

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to McDonald's Corporation: gloria.santona@us.mcd.com

Ladies and Gentlemen:

I received my copy of the letter dated January 28, 2008 from the SEC to McDonald's Corporation concerning my shareholder proposal in which the Staff concurs with McDonald's view on excluding the proposal. I respectfully urge the staff to reconsider its position.

The Staff bases its opinion on the ordinary business exclusion for such proposals, and refers to correspondence from William A. Hines. That correspondence summarizes the proposal as follows:

The proposal requests that the board adopt and implement a comprehensive risk strategy, including specific steps outlined in the proposal.

That correspondence also appears to refer to the subject and substance of the proposal as "risk management", and appears to so associate risk management with ordinary business operations.

If this summary indeed reflects accurately the Staff understanding of the substance of the proposal, then I fear that the Staff has misunderstood some important attributes of the proposal. These attributes elevate the proposal beyond one that falls within the scope of ordinary business, and make it one that is the proper subject for shareholder discussion and vote.

The proposal does ask the Board of Directors to "adopt and implement a comprehensive risk strategy." However, doing so does not represent a request to the Board of Directors to become active in the day-to-day business of the company, or to micromanage the company. The Board of Directors most definitely has a significant role in setting business strategy, as McDonald's itself admits in numerous public documents and presentations. Its Board of Directors "adopt[s] and implement[s]" the company's business strategy, in the sense that it approves and oversees (through its system of governance and internal control) such strategies and the investments, senior executive hires, compensation programs, and related components. "Risk strategy" is one component of a business strategy, as McDonald's itself admits in its January 18, 2008 letter to the Staff ("McDonald's overall comprehensive risk strategy is clearly fundamental to our management's ability to run the company on a day-to-day basis", p. 4). In this way the Board of Directors has a direct role in setting risk strategy for the company.

Furthermore, while the proposal does "includ[e] specific steps...", it does not require or even recommend those steps. The proposal refers to these as "possible steps to implement" the risk strategy. The proposal does not obligate the company to take some, any, or all of these steps. I included these steps in the proposal to illustrate how the company might implement the requested risk strategy. Importantly, previous proposals on which McDonald's relies as precedent, and which the Staff allowed the subject company to exclude from proxy materials, had gone beyond referring to these steps as "possible", and obligated the subject company to taking the steps as part of implementing the risk strategy.

In addition, the salient part of the proposal makes no reference to "risk management". The specific resolution refers to "risk strategy", which as commonly understood is not the same as "risk management". Risk strategy pertains to variability in financial results, and how much such variability investors expect from their investment in a company. Risk management is commonly understood to include the range of programs needed to implement a risk strategy, including insurance, hedging, debt structure, cash holdings, and numerous other programs. As indicated above, the possible steps to implement the risk strategy that the proposal lists could fall under the scope of "risk management". However, as the proposal does not require or even recommend some, any, or all of the listed steps, it no more requires or recommends that the company adopt a specific risk management program. Since the proposal pertains to risk strategy, rather than risk management, it goes beyond the activities contemplated by the ordinary business exclusion.

For these reasons, a request to the Board of Directors to "adopt and implement a comprehensive risk strategy", which does not obligate the company to take any specific steps to implement the strategy, does not represent a request for the Board of Directors to become active in the ordinary business of the company. I urge the Staff to reconsider its position, and recommend enforcement action against the company should it exclude the proposal from the proxy materials.

Thank you for your consideration.

MRL

Michael Levin
847.830.1479
m.levin@comcast.net

On Feb 1, 2008, at 12:50 PM, Michael Levin wrote:

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to McDonald's Corporation: gloria.santona@us.mcd.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated January 31, 2008 from McDonald's Corporation to the Staff concerning my response to McDonald's earlier letter (January 18, 2008) seeking to exclude my shareholder proposal requesting that McDonald's adopt a comprehensive risk strategy.

I have reviewed the January 31, 2008 letter, and with all due respect do not think that McDonald's does in fact "appreciate [my] continued interesting" in the company. Rather, they probably think I am a pain the ass and would rather I go away quietly. This is evidenced by their response to my inquiry in October 2007 about risk strategy, prior to filing of my shareholder proposal. Their response, enumerated succinctly in their letter to me of November 20, 2007 in which Michael D. Richard, Senior Vice President and Treasurer, more-or-less ignores this inquiry and indicates that "We appreciate you taking the time to share your views with us..." with no further follow-up from him, and certainly no further follow-up encouraged from me.

I also note how evidently they retained Hogan and Hartson to assist in prosecuting their request from the Staff for no-action. Having such expensive outside counsel work on this matter suggests how badly they want to make sure this proposal does not get remotely close to the proxy materials, and reiterates (to me, at least) how the company probably indeed does not "appreciate" my efforts to align management risk behavior with investor risk appetite.

Anyway, I continue to believe that the proposal is not excludable from the proxy materials for the 2008 annual meeting of shareholders for the reasons set forth in my email response to the January 18, 2008 letter (below). In particular, the current proposal differs materially from previous ones submitted to McDonald's, and carefully avoids requiring or even recommending specific actions that could be construed as usurping management's day-to-day responsibility for the business. Accordingly, I respectfully renew my request that the Staff recommend enforcement action against McDonald's should it so exclude the proposal.

Additionally, I reiterate my request that, to the extent that Staff has a basis for believing the proposal is vague, pursuant to prior Staff opinions I would like the opportunity to redraft the sections that Staff believes are vague in an effort to comply with the requirements of Rule 14a-9.

In the event that the Staff does not concur with my position or desires additional information in support of this position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please feel free to contact me via reply to this email or at 847.830.1479.

MRL

Michael Levin
847.830.1479
m.levin@comcast.net

On Jan 24, 2008, at 9:25 AM, Michael Levin wrote:

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to McDonald's Corporation: gloria.santona@us.mcd.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated January 18, 2008 (Letter) from Gloria Santona of McDonald's Corporation (McDonald's) to the Office of the Chief Counsel (Staff) concerning McDonald's intention to omit from its proxy materials the shareholder proposal and supporting statement I submitted to McDonald's on December 7, 2007 (Proposal). Based on the Proposal and the Letter, McDonald's has not provided sufficient reason to omit the Proposal. Below I set forth my response to the Letter.

***

McDonald's seeks to omit the Proposal on two grounds: ordinary business operations (Rule 14a-(i)(7)) and vagueness (Rule 14(a)-8(i)(3)).

The Proposal does <u>not</u> deal with McDonald's ordinary business operations

Here I rebut McDonald's argument that the Proposal deals with ordinary business operations. I also respond to McDonald's contention that the Staff, through *Staff Legal Bulletin No. 14C* (June 28, 2005) and other no-action letters, has previously taken the position that proposals related to risk management, corporate strategy, and financing decisions relate to ordinary business operations. Finally, I add additional arguments how the Proposal addresses broad strategic issues that are indeed the proper subject of shareholder proposals.

<u>Proposal is not identical to an earlier proposal</u>

McDonald's relies primarily on its assertion that the Proposal is "substantially identical" to an earlier proposal that I submitted (2006 Proposal), and which the Staff had allowed McDonald's to exclude from the proxy materials. However, there are some important differences between the two proposals, including:

the Proposal identifies and suggests "possible" steps to implement the proposal, rather than the 2006 Proposal mandating these steps as "necessary" (first paragraph of the specific resolution of the Proposal)

the Proposal recommends the Company adopt a risk strategy, rather than the 2006 Proposal prescribing how the Company shall implement the strategy (first paragraph of the supporting statement of the Proposal).

These differences specifically seek to avoid any possibility that McDonald's could interpret the Proposal as intending to "run the company on a day-to-day basis" or "micro-manage" the company.

Concerning the current (revised and updated) Proposal, McDonalds asserts two arguments concerning ordinary business operations. First, McDonalds seeks to omit the Proposal because it seeks to "subject ordinary business decisions and related transactions to direct shareholder oversight." Second, McDonald's also seeks to omit the Proposal because the company claims it will allow shareholders to micro-manage McDonald's. However, properly construed, the Proposal does neither. Instead, it raises issues that in fact constitute a proper and appropriate matter for discussion among shareholders, the Board of Directors, and management.

<u>Proposal does not deal with ordinary business operations</u>

McDonald's first asserts that the Proposal seeks to subject ordinary business decisions and related transactions to direct shareholder oversight. Citing my response to McDonald's request for no-action on the 2006 Proposal, the Company seems to agree with my assertion in the 2006 Proposal that "...how a company takes and manages risk is a fundamental component of a company's direction and strategy." However, in its current request for no-action on the Proposal, McDonald's mis-states this assertion to say "[w]e agree that decisions related to risk and risk-taking fundamentally relate to our ability to manage the financial condition and operations of McDonald's and, as such, are not an appropriate subject for direct shareholder oversight." In this mis-statement, McDonald's appears to equate "financial condition and operations" with "company direction and strategy," with two problematic consequences. First, the Proposal, especially as revised and updated, takes care to not prescribe specific operational activities. Second, McDonald's appears to think that the "financial condition" of the company is not an appropriate subject for direct shareholder oversight. In fact, the Staff has not allowed companies to omit other proposals that subject the "financial condition" of the company to direct shareholder oversight. Most recently, the Staff has not allowed a company to omit a proposal requesting an evaluation of potential losses or liabilities related to mortgage lending of a homebuilder (*Beazer Homes USA, Inc.* November 30, 2007).

Proposal does not micro-manage

McDonald's also asserts that the Proposal will micro-manage the company by "suggesting particular modifications to McDonald's current risk strategy and risk management program, including cash management, types of debt instruments, debt levels, and hedging techniques." Nowhere does the Proposal recommend or require specific tactics about how to manage cash, cash flow or debt, such as types of cash management or debt transactions, specific financial products, or specific counterparties with whom McDonald's should contract. Rather, the Proposal indicates that implementing the risk strategy may reduce cash and working capital and change the structure of the company's debt. The Staff has previously taken the position that companies may not omit proposals that address the Board of Directors role in setting company strategy (*Ameren Corporation,* January 4, 2002; *Duke Energy Corporation,* January 24, 2002). And, to the extent that the Proposal does address an aspect of risk strategy that will likely lead to Board of Directors discussion of McDonald's insurance programs, the Staff has previously taken the position that companies may not omit proposals that concern how much insurance a company needs for its operations (*Baltimore Gas & Electric Company,* February 6, 1990).

Cited staff opinions do not relate materially to the Proposal

McDonald's asserts that *Staff Legal Bulletin No. 14C* applies to the Proposal. The Bulletin reads, in relevant part:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

In no way does the Proposal require or even recommend that McDonald's evaluate any risk, much less environmental or public health risks, in specific or general ways, or report on certain risks to shareholders. For this reason, *Staff Legal Bulletin No. 14C* bears no material relation to the Proposal, and provides no precedent for allowing McDonald's to exclude the Proposal.

McDonald's also asserts that eight prior Staff positions have allowed other companies to exclude ostensibly similar proposals. However, none of the excluded proposals that McDonald's cites bear any material similarity to the Proposal. One of the eight cited positions duplicates an earlier of another of the eight. Of the net seven prior proposals cited:

three proposals required the subject company to prepare a report to shareholders about environmental hazards (*Newmont Mining Corporation,* February 4, 2004 and January 12, 2006; *The Chubb Corporation,* January 25, 2004); the Proposal does not require any such report to shareholders, nor does it address specific environmental hazards.

two proposals (*Eli Lilly,* January 11, 2006 and January 29, 2007 [identical proposals]; *Pfizer Corporation*, January 13, 2006) required the subject company to evaluate the legal liability associated with selling pharmaceutical products in Canada; nowhere does the Proposal require McDonald's to evaluate legal liability, much less liability associated with pharmaceutical sales or sales in Canada.

one proposal (*General Electric Company,* January 13, 2006) required the subject company to establish a committee to evaluate and report on damage to its reputation as a consequence of outsourcing; nowhere does the Proposal require evaluation of any risk of damage of any sort, much less damage to reputation due to outsourcing.

one proposal (*General Electric Company,* February 15, 2000) required the subject company to report to shareholders on sources of government-related financing; the Proposal does not require any such report to shareholders, nor does it address sources of government-related financing.

<u>Proposal addresses broad strategic issues that are proper subject of shareholder proposals</u>
Beyond McDonald's arguments against including the Proposal, there are two other reasons why the Proposal addresses broad strategic issues that are the proper subject of shareholder proposals.

First, how a company takes and manages risk is a fundamental component of company direction and strategy. McDonald's admits as much in its Letter: "McDonald's overall comprehensive risk strategy is clearly fundamental to our management's ability to run the company on a day-to-day basis." In the same way that shareholders and management discuss and agree on goals and plans for a corporation's returns or profits, they should also discuss and agree on goals and plans for the risk taking and management that underlies the activities that lead to returns or profits. The Proposal merely recommends that the Board of Directors engage in such discussions in a particular manner. Staff has refused to concur with a request for no-action in a similar case, in which a shareholder proposed that a company provide appropriate disclosure of the risk of a given business, so that shareholders could evaluate for themselves and discuss with management the risk of the business (*Merrill, Lynch & Co.,* December 29, 1994).

Second, the Proposal addresses a fundamental and material difference between the interests of shareholders and management, specifically in their different views of how much risk the firm should take. In the Supporting Statement, the Proposal sets forth the reasoning underlying the estimated $0.28 per share impact of adopting and implementing the comprehensive risk strategy, namely excessive managerial risk aversion relative to shareholder appetite for risk. In many other similar instances involving differences between the interests of shareholders and management, such as related to shareholder rights plans and executive compensation, companies have not been allowed to omit proposals from shareholders.

The proposal does <u>not</u> violate Rule 14a-9 and is not vague

McDonald's claims that the Proposal

> provides very little guidance to McDonald's, or its shareholders, regarding what exactly is being proposed. It is not clear what "independent research" would guide the formulation of this new risk strategy. Even less clear is how the policy would be made consistent with the "overall level of variability in financial results that investors expect from their investment."

However, there is abundant literature and independent research on risk-taking and risk management, with which McDonald's should be familiar, as it admits it already has a "comprehensive risk strategy." Some other critical terms that puzzle McDonald's are familiar to both their management and shareholders, have plain, precise meanings, and are not "so vague that McDonald's shareholders would be as hard-pressed to understand what they were being asked to approve as McDonald's would be to implement it." McDonald's and its shareholders should be familiar with the concept of "financial results" and "variability" as the company refers repeatedly to these concepts in its SEC filings, annual reports, press releases, and other shareholder communication.

To the extent that Staff has a basis for believing the proposal is vague, pursuant to prior Staff opinions I would like the opportunity to redraft the sections that Staff believes are vague in an effort to comply with the requirements of Rule 14a-9.

***

For these reasons we believe that McDonald's Corporation may not exclude the proposal from the 2008 Proxy Statement and respectfully request that the Staff recommend enforcement action should McDonald's Corporation so exclude the proposal. In the event that the Staff does not concur with my position or desires additional information in support of this position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please feel free to contact me via reply to this email or at 847.830.1479.

Thanks for your consideration.

MRL
Michael Levin
847.830.1479
m.levin@comcast.net

END